Exhibit 99.3

Dear Shareholder,

NOTICE OF AGM / ANNUAL REPORT & ACCOUNTS

We wrote to you on April 20, 2016 to request your consent to send or supply documents or information to you in electronic form and via the Company’s website.

As we did not receive a response from you within 28 days of the date of our request then you were deemed to have agreed (under paragraph 10 of Schedule 5 to the Companies Act 2006) that the Company may send you documents or information to you via the website.

Accordingly, we hereby notify you that the Annual Report and Financial Statements for the year ended 2016, Notice of the Annual General Meeting to be held on 15 June 2017, and the form of proxy for the Annual General Meeting are now available on the Company’s website www.motifbio.com under the tab https://www.motifbio.com/aim-investors/.

You will need access to the internet, web browser software (such as Microsoft Internet Explorer), and Adobe Acrobat Reader to access these documents.  If you do not have Adobe Acrobat Reader you can download a free copy from www.adobe.com.

If you would prefer to receive documents and information in hard copy form rather than via the website you will need to inform the Company’s registrars in writing. Alternatively you may prefer to receive future notifications that documents or information are available to download to your email address — in which case, please provide your email address to the Company’s registrars in writing. The Company’s registrars are Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR.

Yours faithfully,

Graham Lumsden

Chief Executive Officer

Motif Bio plc

MOTIF BIO PLC

125 Park Avenue, 25th Floor, Suite 2622, New York, NY 10017 USA

Registered Office: 27/28 Eastcastle Street, London W1W 8DH, UK

Incorporated in England/Wales No. 09320890

www.motifbio.com